Suppl

83-00002



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC Mail Processing
RECEIVED
SEP 10 2014
WASH. D.C.
191
SECTION

# REPORT OF
# ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$100,000,000
0.75 per cent. Global Notes due 11 January 2017
Series No. 784-01-1

(to be consolidated and form a single series with the U.S.$1,250,000,000 0.75 per cent. Global Notes due 11 January 2017 issued on 11 August 2014)

Filed pursuant to Rule 3 of Regulation AD
Dated: 10 September 2014

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$100,000,000 principal amount of 0.75 per cent. Global Notes due 11 January 2017 (Series No. 784-01-1) (the "Notes") (to be consolidated and form a single series with the U.S.$1,250,000,000 0.75 per cent. Global Notes due 11 January 2017 issued on 11 August 2014) of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 8 September 2014 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 8 September 2014. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 30 April 2014, was filed under a report of the ADB dated 30 April 2014.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 8 September 2014, the ADB entered into a Terms Agreement, which was filed previously under a report of the ADB dated 8 September 2014, with Morgan Stanley & Co. International plc (the "Manager"), pursuant to which the ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of

the Notes aggregating U.S.$100,000,000 for an issue price of 99.89% of the principal amount (plus U.S.$60,416.67 on account of accrued interest for 29 days from and including 11 August 2014 to but excluding 10 September 2014 (the "Issue Date")). The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 10 September 2014.

The Manager proposes to offer all the Notes to the public at the public offering price of 99.89% (plus U.S.$60,416.67 on account of accrued interest for 29 days from and including 11 August 2014 to but excluding the Issue Date).

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

| | Price to the Public* | Commissions and Concessions | Proceeds to ADB* |
|---|---|---|---|
| Per Unit | 99.89% | 0.00% | 99.89% |
| Total | U.S.$99,890,000 | U.S.$0.00 | U.S.$99,890,000 |

* Plus U.S.$60,416.67 on account of accrued interest for 29 days from and including 11 August 2014 to but excluding the Issue Date.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

| Item | Amount |
|---|---|
| Legal Fees | $12,500* |
| Listing Fees (Luxembourg) | $2,000* |

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 8 September 2014, previously filed under a report of the ADB dated 8 September 2014.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 8 September 2014, previously filed under a report of the ADB dated 8 September 2014.

(d) (i) Information Statement dated 30 April 2014, previously filed under a report of the ADB dated 30 April 2014.

(ii) Prospectus and Pricing Supplement (see (a) above).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

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E-Mail mvolkovitsch@cgsh com


10 September 2014

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the Manager (the "Manager") named in the terms agreement dated as of 8 September 2014 between the Asian Development Bank (the "ADB") and the Manager, in connection with the offering by ADB of U.S.$100,000,000 principal amount of 0.75 per cent. Global Notes due 11 January 2017 (Series No. 784-01-1) (the "Notes") (to be consolidated and form a single series with the U.S.$1,250,000,000 0.75 per cent. Global Notes due 11 January 2017 issued on 11 August 2014) pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program and the pricing supplement dated 8 September 2014;

(b) the standard provisions dated as of 28 April 2011 relating to the issuance of Notes by ADB;

(c) an executed copy of the uniform fiscal agency agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB;

(d) the letter of instruction dated 8 September 2014 from ADB to the FRBNY, authorizing and requesting delivery of the Notes; and

(e) the opinion of the General Counsel of ADB dated 10 September 2014 delivered to the Manager in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Manager and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Manager in our capacity as counsel to the Manager, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By 
Michael J. Volkovitsch, a Partner